Exhibit 99.1

Eupraxia Pharmaceuticals to Host Virtual KOL Event on EP-104GI Clinical Development Program for Eosinophilic Esophagitis (“EoE”) on May 29, 2024

VICTORIA, BC, May 22, 2024 - Eupraxia Pharmaceuticals Inc. ("Eupraxia" or the "Company") (TSX: EPRX) (NASDAQ: EPRX), a clinical-stage biotechnology company leveraging its proprietary DiffuSphere™ technology to optimize drug delivery for applications with significant unmet need, today announced that it will host a virtual key opinion leader (“KOL”) event on Wednesday, May 29, 2024, at 10:00 AM ET.

To register, please click here.

The event will feature Evan S. Dellon, MD, MPH (University of North Carolina School of Medicine) who will join Company management to discuss the unmet medical need and current treatment landscape for EoE. Dr. Dellon is Chairman of the Company’s Gastrointestinal Clinical Advisory Board.

The KOL event will focus on data from the Phase 1b/2a RESOLVE clinical trial and highlight clinical development plans evaluating EP-104GI for the treatment of EoE.

Utilizing the Company’s proprietary DiffuSphere™ technology, EP-104GI has shown the potential to target drug delivery to the esophageal tissue and improve treatment outcomes for the EoE patient population.

A live question-and-answer session will follow the formal presentation.

About Evan S. Dellon, MD, MPH

Evan S. Dellon, MD, MPH, is a Professor of Medicine and Adjunct Professor of Epidemiology at the University of North Carolina School of Medicine in Chapel Hill. Dr. Dellon received his undergraduate degree from Brown University and his medical degree from Johns Hopkins School of Medicine. He completed internship and residency in Internal Medicine at Massachusetts General Hospital. He performed a clinical and a research fellowship in Adult Gastroenterology at UNC, during which he also received a Masters of Public Health degree in Epidemiology from the UNC School of Public Health. Dr. Dellon is currently the Director of the UNC Center for Esophageal Diseases and Swallowing (CEDAS) and has served as an Associate Editor for Clinical Gastroenterology and Hepatology. Dr. Dellon’s main research interest is in the epidemiology, pathogenesis, diagnosis, treatment, and outcomes of EoE and the eosinophilic gastrointestinal diseases (“EGIDs”). The goal of his research is to improve the lives of patients with EoE and EGIDs by learning how to better diagnose, treat, and monitor these conditions.

1

About Eosinophilic Esophagitis (EoE)

EoE is an inflammatory-mediated disease in which white blood cells migrate into and become trapped in the esophagus, creating pain and difficulty with swallowing food. According to market research from Clearview, EoE affects more than 450,000 people in the United States and has been identified by the American Gastroenterological Association as rapidly increasing in both incidence and prevalence. Impacts from both symptoms and interventions frequently lead to mental health issues, compounding the disease burden of EoE for both the health care system and the individual.

About Eupraxia Pharmaceuticals Inc.

Eupraxia is a clinical-stage biotechnology company focused on the development of locally delivered, extended-release products that have the potential to address therapeutic areas with high unmet medical need. The Company strives to provide improved patient benefit and has developed technology designed to deliver targeted, long-lasting activity with fewer side effects. DiffuSphere™, a proprietary, polymer-based micro-sphere technology, is designed to facilitate targeted drug delivery, with extended duration of effect, and offers multiple, highly tuneable pharmacokinetic (PK) profiles. This investigational technology can be engineered for use with multiple active pharmaceutical ingredients and delivery methods.

Eupraxia recently completed a Phase 2b clinical trial (SPRINGBOARD) of EP-104IAR for the treatment of pain due to osteoarthritis of the knee. The trial met its primary endpoint and three of the four secondary endpoints. Eupraxia has expanded the EP-104 platform into gastrointestinal disease with the Phase 1b/2a RESOLVE trial for treating eosinophilic esophagitis. Eupraxia is also developing a pipeline of later- and earlier-stage long-acting formulations. Potential pipeline indications include candidates for other inflammatory joint indications and oncology, each designed to improve on the activity and tolerability of currently approved drugs. For further details about Eupraxia, please visit the Company's website at: www.eupraxiapharma.com.

2

Notice Regarding Forward-looking Statements and Information

This news release includes forward-looking statements and forward-looking information within the meaning of applicable securities laws. Often, but not always, forward-looking information can be identified by the use of words such as "plans", "is expected", "expects", "suggests", "scheduled", "intends", "contemplates", "anticipates", "believes", "proposes", "potential" or variations (including negative and grammatical variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward looking statements in this news release include statements regarding the details of the Company's virtual KOL event; the Company's product candidates, including expected benefits to patients; the results gathered from studies and trials of Eupraxia's product candidates; the potential for the Company's technology to impact the drug delivery process; and potential pipeline indications. Such statements and information are based on the current expectations of Eupraxia's management, and are based on assumptions, including but not limited to: future research and development plans for the Company proceeding substantially as currently envisioned; industry growth trends, including with respect to projected and actual industry sales; the Company's ability to obtain positive results from the Company's research and development activities, including clinical trials; and the Company's ability to protect patents and proprietary rights. Although Eupraxia's management believes that the assumptions underlying these statements and information are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this news release may not occur by certain dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting Eupraxia, including, but not limited to: risks and uncertainties related to the Company's limited operating history; the Company's novel technology with uncertain market acceptance; if the Company breaches any of the agreements under which it licenses rights to its product candidates or technology from third parties, the Company could lose license rights that are important to its business; the Company's current license agreement may not provide an adequate remedy for its breach by the licensor; the Company's technology may not be successful for its intended use; the Company's future technology will require regulatory approval, which is costly and the Company may not be able to obtain it; the Company may fail to obtain regulatory approvals or only obtain approvals for limited uses or indications; the Company's clinical trials may fail to demonstrate adequately the safety and efficacy of our product candidates at any stage of clinical development; the Company may be required to suspend or discontinue clinical trials due to side effects or other safety risks; the Company completely relies on third parties to provide supplies and inputs required for its products and services; the Company relies on external contract research organizations to provide clinical and non-clinical research services; the Company may not be able to successfully execute its business strategy; the Company will require additional financing, which may not be available; any therapeutics the Company develops will be subject to extensive, lengthy and uncertain regulatory requirements, which could adversely affect the Company's ability to obtain regulatory approval in a timely manner, or at all; the impact of health pandemics or epidemics on the Company's operations; the Company's restatement of its consolidated financial statements, which may lead to additional risks and uncertainties, including loss of investor confidence and negative impacts on the Company's common share price; and other risks and uncertainties described in more detail in Eupraxia's public filings on SEDAR+ (sedarplus.ca) and EDGAR (sec.gov). Although Eupraxia has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement or information can be guaranteed. Except as required by applicable securities laws, forward-looking statements and information speak only as of the date on which they are made and Eupraxia undertakes no obligation to publicly update or revise any forward-looking statement or information, whether as a result of new information, future events or otherwise.

SOURCE Eupraxia Pharmaceuticals Inc.

3